Tractebel Energia

SUEZ

03 NOV 26 AM 7:21

Florianópolis, November 17th, 2003.

CE DF-0037/2003

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

03037694

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

We are enclosing a copy of Tractebel Energia's communiqué as well as the translation of the minutes of the 53rd (Fifty Third) Board of Directors Meeting of Tractebel Energia S.A.. We are also enclosing a copy of Tractebel Energia's Third 2003 Quarterly Information Report, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

cc.: Glorinete Laurentino
The Bank of New York

dlw 11/26

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

Tractebel Energia

Tractebel Energia S.A.

Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to Shareholders and to the market in general that the Board of Directors of Tractebel Energia S.A., in a meeting held on 13.11.2003, using the competence that confers the Bylaws of the Company, approved the interest credit on equity, related from July to October 2003, according to the 9th article of Law No. 9,249/95 and Deliberation No. 207/96 from Federal Securities Commission - CVM.

I - Amount of interest credit on equity
The gross amount of interest on equity will be BRL 90,000,000.00 (ninety million of Reais), corresponding to BRL 0.162856 per lot of one thousand A Class Preferred shares, BRL 0.137877 per lot of one thousand B Class Preferred shares and BRL 0.137877 per lot of one thousand Ordinary shares.

II –Credit date
The credit of interest on equity, on Company´s accounting registers, will take place on 28.11.2003, based on the shareholders status from 25.11.2003.

III – Shares negotiation
The Company´s shares will be negotiated *ex*-interest on equity from 26.11.2003 on.

IV – Income Tax
Interest on equity will be subject to 15% rate income tax, except for Shareholders confirmed immune or exempt. In relation to Shareholders resident or domiciled in country that do not tribute income or tribute it using a maxima rate below 20%, as referred on the 24th article of Law No. 9,430, of 27.12.1996, the income tax rate will be 25%.

V- Immunity or exemption confirmed
Shareholders immune or exempted of income tax shall present prove of immunity or exemption until 24.11.2003, at Company's Headquarters, located at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, A/C of Departamento de Contabilidade – DCO, as per current tax law.

VI – Interest imputation to dividends
Interest on equity net of income tax will be imputed to obliged dividends as the 202nd article of Law No. 6,404/76.

VII – Payment of Interest on Equity
Interest on equity will be paid to Shareholders on 02.01.2004, based on registered data existent at Banco Itaú S. A.

Concerning the interest on equity referring to the first semester of 2003, declared on 31.07.2003, the payment date will be afterwards defined by the Board of Directors and communicated through new Announcement to Shareholders, according to the Board of Directors deliberation which approved the credit of the referred interest, published on 11.07.2003.

Florianópolis, November 13th, 2003.
Marc Verstraete
Financial and Investors Relationship Director

SUEZ

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 53rd (FIFTY THIRD) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On November 13th, 2003, at 12:00 p.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, Santa Catarina State, members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Dirk Beeuwsaert, Mr. Eric Louisa Frans Kenis, Mr. Jan Franciscus María Flachet, Mr. Manoel Arlindo Zaroni Torres and Mr. Luiz Antônio Barbosa, representing the majority of its total members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Greeting the presents, the President put in discussion the subjects of **Agenda**, included in the CA-006/2003 convocation, of November 4th, 2003, which were the following: **Item 1.** Issuing of counter guaranty, through letter of guarantee to Itá Energética S.A. – ITASA; **Item 2.** Services contracting to refurbishment of Salto Osório Hydroelectric Power Plant units 1 to 4; **Item 3.** Credit of interest on equity; **Item 4.** Financing contract with AES TIETÊ; and **Item 5.** General Matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS: Item 1. Approved, by unanimity**, as per DD-200-0001, of 13/10/2003, and as per RAD DFI-0004/2003, of 09/10/2003, that makes part of this deliberation, the issuing of counter guaranty, through letter of guarantee, by Tractebel Energia S.A. to Itá Energética S.A. – ITASA, of BRL 27,100,000.00 (twenty seven million and one hundred thousand Reais), for (1) one year term, remaining the Company's Directory authorized to practice all the further actions that might be necessary; **Item 2. Approved, by unanimity**, as per DD-196-0006, of 15/09/2003, and of RAD DGH-0001/2003, of 15/09/2003, that makes part of this deliberation, the services contracting needed to refurbishment of generating units of Salto Osório Hydroelectric Power Plant units 1 to 4, including the automatic voltage regulator and governors for units 5 and 6, remaining the Company's Directory authorized to practice all the further actions that might be necessary; **Item 3. Approved, by unanimity**, as per DD-204-0001, of 10/11/2003, and of RAD DCO-0014/2003, of 10/11/2003, that makes part of this deliberation, the proposal of credit of interest on equity referring to the period of July to October 2003, as per 9th article of Law No. 9,249/95 and of CVM Deliberation No. 207/96, on following values and conditions: **a)** credit total amount shall be BRL 90,000,000.00, corresponding to BRL 0.162856 per lot of one thousand A Class Preferred shares, BRL 0.137877 per lot of one thousand B Class Preferred shares and BRL 0.137877 per lot of one thousand Common shares; **b)** accounting registers shall occur on 28/11/2003 based on the shareholders position on 25/11/2003; **c)** Company's shares shall be negotiated ex-interest on equity from 26/11/2003 on; **d)** the credit amount will be subject to 15% rate income tax, except to Shareholders confirmed exempt, that shall present prove of this condition. In relation to Shareholders resident or domiciled in country that do not tribute income or tribute it using a maxima rate below 20%, as per the 24th article of Law No. 9,430, of 27/12/1996, the income tax rate shall be 25%; **e)** the interest on equity approved in this deliberation will be paid on 02/01/2004; and **f)** interest on equity net of income tax will be imputed to the obliged 2003-year dividends, as per the § 7th of article 9th of Law No. 9,249/95 and Deliberation CVM No. 207/96; **Item 4.** Approved, **by unanimity**, as per DD-204-0002, of

10/11/2003 and RAD DFI-0008/2003, of 06/11/2003, that makes part of this deliberation, the settlement of a financing agreement with AES Tietê, including its debts at MAE, in favor of Tractebel Energia S.A., with amount and conditions included at RAD above, remaining the Company's Directory authorized to practice all the further actions that might be necessary. **Put the words to the disposition** of the present Counselors, there was no manifestation, which lead the President to end the meeting works, asking to be drawn up the present Minutes by me, Secretary, which after being read and though accordingly, was signed by the present members of Board of Directors, including the Chairman and me. Florianópolis/SC, November 13th, 2003.

I declare, as Secretary of the 53rd Board of Directors Meeting, that the text above is exact transcription of minutes that are at 0112 and 0113 sheets of the Minutes Book of Tractebel Energia S.A. Board of Directors Meetings. Florianópolis/SC, November 13th, 2003.

José Moacir Schmidt
Secretary

O REGISTRO NA CVM NÃO IMPLICA QUALQUER APRECIAÇÃO SOBRE A COMPANHIA, SENDO OS SEUS ADMINISTRADORES RESPONSÁVEIS PELA VERACIDADE DAS INFORMAÇÕES PRESTADAS.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
3 - CEP	4 - MUNICÍPIO				5 - UF
88015-110	FLORIANÓPOLIS				SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX	
048	221-7016	-	-		
11 - DDD	12 - FAX	13 - FAX	14 - FAX		
048	221-7015	-	-		
15 - E-MAIL					
mantuano@tractebelenergia.com.br					

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
MARC JACQUES ZELIE VERSTRAETE					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
4 - CEP	5 - MUNICÍPIO				6 - UF
88015-110	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
048	221-7060	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
048	221-7002	-	-		
16 - E-MAIL					
marc@tractebelenergia.com.br					

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2003	31/12/2003	3	01/07/2003	30/09/2003	2	01/04/2003	30/06/2003
9 - NOME/RAZÃO SOCIAL DO AUDITOR							10 - CÓDIGO CVM
DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES							00385-9
11 - NOME DO RESPONSÁVEL TÉCNICO							12 - CPF DO RESP. TÉCNICO
CELSO DE ALMEIDA MORAES							680.686.898-34

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 30/09/2003	2 - TRIMESTRE ANTERIOR 30/06/2003	3 - IGUAL TRIMESTRE EX. ANTERIOR 30/09/2002
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO *Operacional*
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 1990200 - Serviços de Eletricidade
5 - ATIVIDADE PRINCIPAL GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	13/03/2003	Dividendo	15/04/2003	ON	0,0002824306
02	RCA	13/03/2003	Dividendo	15/04/2003	PNA	0,0003573688
03	RCA	13/03/2003	Dividendo	15/04/2003	PNB	0,0002824306
04	RCA	11/07/2003	Juros Sobre Capital Próprio		ON	0,0002206035
05	RCA	11/07/2003	Juros Sobre Capital Próprio		PNA	0,0002580725
06	RCA	11/07/2003	Juros Sobre Capital Próprio		PNB	0,0002206035
07	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	ON	0,0001378770
08	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	PNA	0,0001628560
09	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	PNB	0,0001378770

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/11/2003	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
1	Ativo Total	5.010.264	5.121.936
1.01	Ativo Circulante	824.646	918.020
1.01.01	Disponibilidades	29.946	12.891
1.01.01.01	Numerário Disponível	6.461	12.891
1.01.01.02	Aplicações no Mercado Aberto	23.485	0
1.01.02	Créditos	506.665	670.045
1.01.02.01	Consumidores e Concessionárias	384.940	654.283
1.01.02.02	(-) Prov. p/Créditos de Liq. Duvidosa	(142.949)	0
1.01.02.03	Titulos e Valores Mobiliários	264.674	15.762
1.01.03	Estoques	20.231	17.538
1.01.04	Outros	267.804	217.546
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	23.071	20.017
1.01.04.02	Alienações, Serv.em Curso e Disp.Reemb.	11.189	12.328
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	31.384	27.973
1.01.04.04	Ativo Fiscal Diferido	110.142	103.350
1.01.04.05	Adiantamentos a Fornecedores	56.957	39.130
1.01.04.06	Despesas Pagas Antecipadamente	12.907	6.014
1.01.04.07	Outros	22.154	8.734
1.02	Ativo Realizável a Longo Prazo	279.085	278.875
1.02.01	Créditos Diversos	25.326	28.617
1.02.01.01	Concessionárias	25.326	28.617
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	253.759	250.258
1.02.03.01	Tributos a Recuperar	6.810	7.077
1.02.03.02	Depósitos Vinculados a Litígios	22.947	22.624
1.02.03.03	Ativo Fiscal Diferido	203.339	217.866
1.02.03.04	Despesas Pagas Antecipadamente	1.104	2.208
1.02.03.05	Adiantamentos a Fornecedores	19.076	0
1.02.03.06	Outros	483	483
1.03	Ativo Permanente	3.906.533	3.925.041
1.03.01	Investimentos	596.095	577.867
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	594.228	576.000
1.03.01.03	Outros Investimentos	1.867	1.867
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	125	125
1.03.02	Imobilizado	3.309.754	3.346.361
1.03.03	Diferido	684	813

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
2	Passivo Total	5.010.264	5.121.936
2.01	Passivo Circulante	667.616	679.526
2.01.01	Empréstimos e Financiamentos	186.557	170.948
2.01.01.01	Principal	160.220	156.857
2.01.01.02	Encargos	26.337	14.091
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	106.621	121.122
2.01.04	Impostos, Taxas e Contribuições	26.717	24.694
2.01.04.01	Tributos e Constrib. Sociais Correntes	25.356	22.244
2.01.04.02	Tributos e Constrib. Sociais Parcelados	1.361	2.450
2.01.05	Dividendos a Pagar	124.628	1.109
2.01.05.01	Dividendos	1.091	0
2.01.05.02	Juros sobre o Capital Próprio	123.537	1.109
2.01.06	Provisões	108.220	133.108
2.01.06.01	Obrigações Estimadas	96.211	114.692
2.01.06.02	Contingências	12.009	18.416
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	114.873	228.545
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	6.304	7.828
2.01.08.02	Concessionárias de Energia Elétrica	4	1.824
2.01.08.03	Particip.Empregados Lucros ou Resultados	207	1.411
2.01.08.04	Benefício Pós-Emprego	47.883	40.902
2.01.08.05	Passivo Fiscal Diferido	48.579	165.337
2.01.08.06	Outros	11.896	11.243
2.02	Passivo Exigível a Longo Prazo	1.530.808	1.588.781
2.02.01	Empréstimos e Financiamentos	1.179.246	1.190.839
2.02.02	Debêntures	0	0
2.02.03	Provisões	139.948	176.938
2.02.03.01	Obrigações Estimadas	41.381	20.921
2.02.03.02	Contingências	98.567	156.017
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	211.614	221.004
2.02.05.01	Tributos e Contrib.Sociais Parcelados	7.944	8.212
2.02.05.02	Benefícios Pós-Emprego	201.050	210.201
2.02.05.03	Outros	2.620	2.591
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.811.840	2.853.629
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	38.478	38.478
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	235.901	277.690

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.01	Receita Bruta de Vendas e/ou Serviços	493.665	1.359.968	395.082	1.104.259
3.01.01	Suprimento de Energia Elétrica	390.327	1.073.187	334.040	914.913
3.01.02	Fornecimento de Energia Elétrica	41.022	119.366	6.285	15.252
3.01.03	Subvenção Combustível - CCC	57.486	154.695	51.108	164.684
3.01.04	Serviço Prestado	2.865	7.899	2.240	5.470
3.01.05	Venda de Cinzas	1.849	4.533	1.211	3.375
3.01.06	Outras	116	288	198	565
3.02	Deduções da Receita Bruta	(33.789)	(73.773)	(15.614)	(43.655)
3.02.01	Impostos e Contribuições	(32.306)	(70.300)	(14.604)	(40.859)
3.02.02	Repasse - CCC - Venda de Cinzas	(1.483)	(3.473)	(1.010)	(2.796)
3.03	Receita Líquida de Vendas e/ou Serviços	459.876	1.286.195	379.468	1.060.604
3.04	Custo de Bens e/ou Serviços Vendidos	(256.112)	(784.112)	(324.218)	(754.566)
3.04.01	Pessoal	(13.054)	(39.493)	(11.654)	(33.927)
3.04.02	Material	(2.241)	(5.778)	(2.541)	(6.374)
3.04.03	Serviço de Terceiro	(6.072)	(17.281)	(8.043)	(18.656)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(54.934)	(152.143)	(51.108)	(164.684)
3.04.05	Combustível p/Prod.Ener.Elétrica	(14.486)	(59.212)	(14.890)	(38.244)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(8.006)	(30.144)	(10.131)	(25.300)
3.04.07	Depreciação / Amortização	(39.316)	(119.364)	(39.763)	(117.016)
3.04.08	Energia Elétrica Comprada p/Revenda	(122.341)	(372.454)	(181.022)	(331.568)
3.04.09.	Uso de Bem Público - UBP	(4.577)	(13.394)	(3.923)	(11.557)
3.04.10	Constituição de Provisões Operacionais	(6.198)	(10.920)	(2.578)	(7.733)
3.04.11	Reversão de Provisões Operacionais	21.154	52.751	2.995	3.708
3.04.12	Seguros	(3.101)	(12.113)	(844)	(3.620)
3.04.13	Outras	(2.940)	(4.567)	(716)	405
3.05	Resultado Bruto	203.764	502.083	55.250	306.038
3.06	Despesas/Receitas Operacionais	(131.145)	(39.104)	(480.202)	(808.831)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.06.01	Com Vendas	(156.228)	(177.706)	(4.589)	(11.810)
3.06.01.01	Pessoal	(710)	(2.379)	(651)	(2.056)
3.06.01.02	Serviço de Terceiro	(501)	(1.043)	(636)	(919)
3.06.01.03	Encargos de Uso da Rede Elétrica	(10.897)	(27.827)	(2.296)	(5.344)
3.06.01.04	Provisão p/Créditos de Liqu. Duvidosa	(142.949)	(142.949)	0	0
3.06.01.05	Outras	(1.171)	(3.508)	(1.006)	(3.491)
3.06.02	Gerais e Administrativas	36.225	(3.839)	(18.404)	(60.769)
3.06.02.01	Pessoal	(6.162)	(19.323)	(5.005)	(15.085)
3.06.02.02	Serviço de Terceiro	(2.692)	(8.631)	(5.341)	(12.435)
3.06.02.03	Depreciação / Amortização	(373)	(1.111)	(385)	(1.112)
3.06.02.04	Constituição de Provisões Operacionais	(23.221)	(34.565)	(3.111)	(17.682)
3.06.02.05	Reversão de Provisões Operacionais	81.925	97.524	7.819	23.427
3.06.02.06	Taxa de Fiscalização	(1.243)	(3.729)	(1.184)	(3.718)
3.06.02.07	Previdência Privada - SB-40	(6.925)	(17.535)	(6.055)	(17.692)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(5.060)	(572)	(1.716)
3.06.02.09	Outras	(3.397)	(11.409)	(4.570)	(14.756)
3.06.03	Financeiras	(29.587)	62.177	(388.580)	(656.593)
3.06.03.01	Receitas Financeiras	17.619	53.109	8.112	13.694
3.06.03.01.01	Rendas de Aplicações Financeiras	13.135	40.445	7.656	12.135
3.06.03.01.02	Variação Monetária	331	3.398	445	1.032
3.06.03.01.03	Outras	4.153	9.266	11	527
3.06.03.02	Despesas Financeiras	(47.206)	9.068	(396.692)	(670.287)
3.06.03.02.01	Encargos de Dívidas	(20.048)	(101.292)	(41.207)	(99.981)
3.06.03.02.02	Encargos s/Tributos e Contrib. Sociais	(111)	(658)	(540)	(3.365)
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(1.392)	(7.772)	(1.654)	(5.686)
3.06.03.02.04	Encargos s/Obrig.Contratadas-Fund.PREVIG	(1.824)	(5.469)	(1.693)	(5.092)
3.06.03.02.05	Variação Monetária s/Empr.Financiamentos	(19.733)	160.081	(341.884)	(537.478)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.06.03.02.06	Var.Monet.s/Prov./Rev.Provisões Operac.	917	(9.400)	(280)	(787)
3.06.03.02.07	Var. Monet.s/Obrig. Contr.-Fund.PREVIG	(169)	(10.804)	(2.508)	(5.882)
3.06.03.02.08	Variação Monetária - Outras	(219)	(1.325)	(41)	(472)
3.06.03.02.09	Outras	(4.627)	(14.293)	(6.885)	(11.544)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	18.445	80.264	(68.629)	(79.659)
3.07	Resultado Operacional	72.619	462.979	(424.952)	(502.793)
3.08	Resultado Não Operacional	(313)	(2.821)	(2.000)	(2.142)
3.08.01	Receitas	0	694	0	45
3.08.02	Despesas	(313)	(3.515)	(2.000)	(2.187)
3.09	Resultado Antes Tributação/Participações	72.306	460.158	(426.952)	(504.935)
3.10	Provisão para IR e Contribuição Social	(79.123)	(150.979)	0	0
3.10.01	Contribuição Social	(19.719)	(38.928)	0	0
3.10.02	Imposto de Renda	(59.404)	(112.051)	0	0
3.11	IR Diferido	109.028	70.722	127.066	149.811
3.11.01	Contribuição Social	26.733	16.555	36.869	42.032
3.11.02	Imposto de Renda	82.295	54.167	90.197	107.779
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	102.211	379.901	(299.886)	(355.124)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00016	0,00058		
	PREJUÍZO POR AÇÃO			(0,00046)	(0,00054)

04.01 - NOTAS EXPLICATIVAS

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava, é de 5.831 MW, dos quais 79,68% em usinas hidrelétricas e 20,32% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) e Complexo Termelétrico Jorge Lacerda (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.173 MW.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda. nova razão social da Tractebel Sul Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., que está implantando a Unidade de Cogeração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 8-b.

A usina hidrelétrica Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

04.01 - NOTAS EXPLICATIVAS

Informações da Controladora

O Balanço Patrimonial e a Demonstração do Resultado foram elaborados de acordo com a legislação societária brasileira, com as normas da Agência Nacional de Energia Elétrica – ANEEL e com os atos normativos da Comissão de Valores Mobiliários – CVM.

Informações consolidadas

As informações consolidadas estão apresentadas nos quadros 06.01, 06.02, 07.01 e 08.01. O Balanço Patrimonial e a Demonstração de Resultado consolidados em 30 de setembro de 2003 foram elaborados de acordo com os princípios e práticas de consolidação previstos na legislação societária brasileira e na Instrução nº 247/96, com as alterações introduzidas pela Instrução nº 285/98, da Comissão de Valores Mobiliários – CVM.

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

NOTA 3 – SUMÁRIO DAS PRINCIPAIS PRÁTICAS CONTÁBEIS

Critérios gerais de avaliação

a) Resultado do período

As receitas e despesas estão registradas com observância do regime de competência dos exercícios.

b) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.09.2003, cujos valores contábeis não excedem os preços médios de mercado;

os materiais em estoque estão registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos fiscais diferidos estão reconhecidos em consonância com a Instrução CVM nº 371/2002;

os ativos indexados estão atualizados até 30.09.2003.

04.01 - NOTAS EXPLICATIVAS

c) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos estão ao custo de aquisição, que não excede o valor de mercado;

o imobilizado está registrado ao custo de aquisição ou construção. A depreciação está calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 9-a;

em função do disposto nas Instruções Contábeis do Manual de Contabilidade do Serviço Público de Energia Elétrica, os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, estão computados como custo do respectivo imobilizado.

d) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) estão registrados com base em avaliação atuarial, em consonância com a Deliberação CVM nº 371, de 13.12.2000, e são atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 15);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até 30.09.2003, estão atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 10) e as demais obrigações estão registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

Demonstrações Financeiras Consolidadas

Foram eliminados os investimentos da investidora no capital das investidas, os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA estão consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 8-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (Ver Nota 8-b), não houve efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	30.09.2003				30.06.2003
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	13.619	-	-	13.619	13.828
Concessionárias	152.672	573	-	153.245	160.073
Comercializadoras	11.894	5.375	-	17.269	11.403
Transações no âmbito do MAE	17.930	159.597	23.280	200.807	468.979
	196.115	165.545	23.280	384.940	654.283
(-) Provisão para Créditos de Liquidação Duvidosa	-	(142.949)	-	(142.949)	-
	196.115	**22.596**	**23.280**	**241.991**	**654.283**
Longo prazo					
Transações no âmbito do MAE	25.326	-	-	25.326	28.617
	221.441	**22.596**	**23.280**	**267.317**	**682.900**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livre", tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

Os valores vencidos há mais de 90 dias no montante de R$ 23.280 referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002, dos quais R$ 18.998 estão com exigibilidade suspensa por encontrarem-se *sub judice.*

Em 03.07.2003, foi realizada a liquidação financeira dos saldos remanescentes pertinentes ao período de setembro de 2000 a setembro de 2002. Naquela data, a Companhia recebeu o valor de R$ 236.499, correspondente a 91% de seu saldo líquido a receber, conforme abaixo demonstrado:

Valor líquido entre venda e compra na Companhia	678.409
Ajustes efetuados pelo MAE – ações judiciais	(142.949)
	535.460
Liquidação de 30.12.2002	(274.607)
Valor para liquidação	260.853
Inadimplência	(24.354)
Valor da liquidação	**236.499**

De acordo com as regras definidas para a liquidação financeira, as inadimplências estão sendo objeto de negociação bilateral entre os agentes credores e devedores.

Parte das transações no MAE, que para a Companhia representa o valor de R$ 142.949, encontra-se *sub judice* em decorrência de ações judiciais impetradas por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº 288, de 16.05.2002. Anteriormente à liquidação, a Companhia não tinha condições de avaliar, com razoável segurança, os riscos envolvidos no processo. Tendo em vista as atuais incertezas quanto à realização desses créditos, a Companhia constituiu provisão para suportar eventuais perdas dos valores em litígio.

NOTA 5 – TÍTULOS E VALORES MOBILIÁRIOS

	30.09.2003	30.06.2003
Certificado de Depósito Bancário – CDB	212.580	9.124
Letras Financeiras do Tesouro – LFT	31.044	6.638
Debêntures	21.050	-
	264.674	**15.762**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 30.09.2003, cujos valores contábeis não excedem aos preços médios de mercado, podendo ser negociados, independentemente de seus vencimentos, sem prejuízo dos rendimentos.

NOTA 6 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	30.09.2003 Base de cálculo	30.09.2003 Imposto de renda	30.09.2003 Contribuição social	30.09.2003 Total	30.06.2003 Total
Provisão para perdas Jacuí	977.853	-	88.007	88.007	88.007
Remuneração das Imobilizações em Curso - RIC	133.730	33.433	-	33.433	33.433
Provisão energia elétrica - MAE	-	-	-	-	3.094
Provisão para contingências	106.444	26.611	9.580	36.191	57.917
Benefícios pós-emprego	144.886	36.222	13.040	49.262	49.206
Provisão para grandes manutenções	35.868	8.967	3.228	12.195	10.431
Participação de empregados nos lucros	207	52	18	70	480
Provisão bônus gerencial	1.409	352	127	479	479
Provisão aquisição energia elétrica	79.651	19.913	7.169	27.082	32.244
Provisão para perda na alienação de créditos fiscais	186	46	17	63	72
Provisão para créditos de liquidação duvidosa	142.949	35.737	12.865	48.602	-
Provisão honorários advocatícios	576	144	52	196	-
Prejuízo fiscal	-	-	-	-	18.427
Base negativa da contribuição social	198.899	-	17.901	17.901	27.426
	-	161.477	152.004	313.481	321.216
Classificação do ativo fiscal diferido:					
Circulante		68.709	41.433	110.142	103.350
Realizável a longo prazo		92.768	110.571	203.339	217.866
		161.477	152.004	313.481	321.216

Nos termos da legislação fiscal, a realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovado pelos órgãos de administração da Companhia, indica que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM nº 371, de 27.06.2002.

04.01 - NOTAS EXPLICATIVAS

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2003	2004	2005	2006	2007	Próximos 2 anos	Próximos 3 anos	Após 2012	Total
Provisão para perdas Jacuí	-	990	3.960	3.960	3.960	7.921	11.881	55.335	88.007
Provisão para créditos de liquidação duvidosa	-	-	48.602	-	-	-	-	-	48.602
Demais diferenças temporárias	33.294	23.038	15.672	18.065	7.620	48.378	12.904	-	158.971
Base negativa da contribuição social	4.323	13.578	-	-	-	-	-	-	17.901
Ativo fiscal diferido, registrado	**37.617**	**37.606**	**68.234**	**22.025**	**11.580**	**56.299**	**24.785**	**55.335**	**313.481**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	33.090	33.090
Total	**37.617**	**37.606**	**68.234**	**22.025**	**11.580**	**56.299**	**24.785**	**88.425**	**346.571**

Na elaboração do quadro acima, o ano de 2003 compreende somente 3 meses (outubro a dezembro).

A realização da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se a Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 244.463, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

NOTA 7 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	30.09.2003		30.09.2002	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	460.158	460.158	(504.935)	(504.935)
Contribuição Social – 9%	(41.414)	-	45.444	-
Imposto de Renda – 25%	-	(115.040)	-	126.234
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13º salário dos dirigentes	-	(215)	-	(104)
Amortização de ágio	-	(1.265)	-	(429)
Outras despesas indedutíveis	(51)	(142)	(67)	(186)
Resultados não tributáveis				
Equivalência patrimonial	7.224	20.066	(7.170)	(19.915)
Remuneração das imobilizações em curso-RIC	-	2.519	-	2.518
Reversão de juros sobre o capital próprio	12.960	36.000	-	-
Ajuste de alíquota da CSLL diferida	-	-	3.836	-
Ajuste de base negativa da CSLL	(1.074)	-	-	-
Ajuste incentivos fiscais	-	313	-	-
Outros	(18)	(120)	(11)	(339)
	(22.373)	(57.884)	42.032	107.779
Composição dos tributos no resultado:				
Corrente	(38.928)	(112.051)	-	-
Diferido	16.555	54.167	42.032	107.779
	(22.373)	(57.884)	42.032	107.779

O valor de R$ 1.074, indicado na linha "Ajuste de base negativa da CSLL", refere-se a baixa de ativo fiscal diferido calculado sobre base negativa apurada em períodos anteriores a 1992.
Parte da referida base negativa foi utilizada nos anos-calendários de 1996 e 1997, tendo sido objeto de autuações fiscais, as quais foram impugnadas, pela Companhia, na esfera administrativa. Tendo em vista que a autuação fiscal referente ao ano-calendário 1996 teve decisão desfavorável pela 1ª Câmara do 1º Conselho de Contribuintes, a Administração da Companhia decidiu provisionar os valores das referidas autuações (ver Nota 14) e reverter o valor referente à base negativa ainda não utilizada.

NOTA 8 – INVESTIMENTOS

a) Composição

	30.09.2003	30.06.2003
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	245.955	246.916
Ágio	15.447	16.019
	261.402	**262.935**
Companhia Energética Meridional – CEM		
Equivalência patrimonial	261.042	241.636
Ágio	41.234	42.349
	302.276	**283.985**
Delta Participações S.A.		
Equivalência patrimonial	**10**	**10**
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	**10**	**10**
Lages Bioenergética Ltda.		
Equivalência patrimonial	30.530	24.725
Adiantamento para aumento de capital	-	4.335
	30.530	**29.060**
	594.228	**576.000**
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	**3**	**3**
	594.231	**576.003**
Bens e direitos de uso futuro e destinados à alienação	**1.742**	**1.742**
Outros investimentos	**122**	**122**
	596.095	**577.867**

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	30.09.2003	30.06.2003
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	504.525	506.496
Resultado do período	9.467	10.918
Investimento:		
Equivalência patrimonial	245.955	246.916
Ágio	15.447	16.019
Resultado de equivalência patrimonial	4.362	5.323

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	30.09.2003	30.06.2003
Circulante	62.719	120.716
Realizável a longo prazo	1.112	1.366
Permanente	1.157.752	1.168.199
	1.221.583	1.290.281
PASSIVO		
Circulante	107.040	159.324
Exigível a longo prazo	610.018	624.461
Patrimônio líquido	504.525	506.496
	1.221.583	1.290.281

RESULTADO	30.09.2003	30.09.2002
Receitas operacionais brutas	270.121	147.314
Deduções da receita operacional	(10.779)	(5.388)
Receitas líquidas de vendas	**259.342**	**141.926**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(84.074)	-
Custo de produção de energia elétrica	(35.311)	(35.051)
	(119.385)	**(35.051)**
RESULTADO BRUTO	**139.957**	**106.875**
DESPESAS OPERACIONAIS		
Despesas com vendas	(13.512)	(11.302)
Despesas gerais e administrativas	(15.696)	(14.238)
	(29.208)	**(25.540)**
Resultado do serviço	**110.749**	**81.335**
Receitas (despesas) financeiras	**(96.346)**	**(88.071)**
RESULTADO OPERACIONAL	**14.403**	**(6.736)**
RESULTADO NÃO OPERACIONAL	**-**	**7**
RESULTADO ANTES DOS TRIBUTOS	**14.403**	**(6.729)**
Imposto de renda e contribuição social	**(4.936)**	**(6)**
LUCRO (PREJUÍZO) DO PERÍODO	**9.467**	**(6.735)**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2003			30.06.2003
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	261.042	241.636
Resultado do período	-	-	75.902	56.496
Investimento:				
Equivalência patrimonial	-	-	261.042	241.636
Ágio	-	-	41.234	42.349
Resultado de equivalência patrimonial	-	-	75.902	56.496

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina, utilizando-se taxa de desconto de 14% a.a..

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir e encontram-se consolidados nas demonstrações financeiras apresentadas nos quadros 6.01, 6.02 e 7.01:

ATIVO	30.09.2003	30.06.2003
Circulante	130.275	95.717
Realizável a longo prazo	476	371
Permanente	936.955	914.540
	1.067.706	1.010.628
PASSIVO		
Circulante	90.740	74.332
Exigível a longo prazo	715.924	694.660
Patrimônio líquido	261.042	241.636
	1.067.706	1.010.628

RESULTADO	30.09.2003	30.09.2002
Receitas operacionais brutas	146.829	5.537
Deduções da receita operacional	(6.822)	(766)
Receitas líquidas de vendas	**140.007**	**4.771**
CUSTOS DE ENERGIA ELÉTRICA		
Custo de produção de energia elétrica	(28.816)	(6.934)
LUCRO BRUTO	**111.191**	**(2.163)**
DESPESAS OPERACIONAIS		
Despesas com vendas	(10.239)	(3.101)
Despesas gerais e administrativas	(2.561)	(148)
	(12.800)	**(3.249)**
Resultado do serviço	**98.391**	**(5.412)**
Receitas (despesas) financeiras	**16.596**	**(110.310)**
LUCRO (PREJUÍZO) OPERACIONAL	**114.987**	**(115.722)**
Imposto de renda e contribuição social	(39.085)	39.346
LUCRO (PREJUÍZO) DO PERÍODO	**75.902**	**(76.376)**

A UHE Cana Brava entrou em operação comercial em 22.05.2002

b.3 – Delta Participações S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, a qual não exerceu atividades até o presente momento.

04.01 - NOTAS EXPLICATIVAS

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social em 30.09.2003 é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999. O Patrimônio Líquido da controlada em 30.09.2003 é de R$ 10. A controlada não exerceu atividades neste exercício.

b.5 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da Unidade de Cogeração Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. Esta unidade geradora terá um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras iniciaram em janeiro de 2003, com previsão de entrada em operação comercial em dezembro de 2003.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	30.09.2003	30.06.2003
Quotas que compõem o capital social	30.529.984	24.725.305
Quotas de propriedade da Tractebel Energia	30.529.983	24.725.304
Participação %	99,99	99,99
Capital social	30.530	24.725
Patrimônio líquido	30.530	29.060
Investimento:		
Equivalência patrimonial	30.530	29.060

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir e encontram-se consolidados nas demonstrações financeiras apresentadas nos quadros 6.01e 6.02.

ATIVO	30.09.2003	30.06.2003
Circulante	8.466	33
Realizável a longo prazo	323	-
Permanente	43.759	29.589
	52.548	29.622
PASSIVO		
Circulante	1.635	562
Exigível a longo prazo	20.383	-
Patrimônio líquido	30.530	29.060
	52.548	29.622

NOTA 9 – ATIVO IMOBILIZADO

a) Composição

	30.09.2003		30.06.2003
	Taxas médias de depreciação	**Custo corrigido**	**Custo corrigido**
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.262	638.261
UHE Salto Osório	2,8	288.611	288.618
UHE Passo Fundo	2,5	122.999	122.999
UHE Itá (participação em consórcio)	2,3	1.236.001	1.235.980
UHE Machadinho (participação em consórcio)	2,4	177.728	163.639
		2.463.601	2.449.497
(-) Depreciação Acumulada		(830.288)	(813.675)
		1.633.313	**1.635.822**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.433.824	2.433.593
UTE Charqueadas	4,5	54.829	54.183
UTE Alegrete	4,6	8.023	7.854
UTE William Arjona	4,8	172.142	167.683
		2.668.818	2.663.313
(-) Depreciação Acumulada		(1.057.488)	(1.032.526)
		1.611.330	**1.630.787**
Sistema de Comunicação	6,1	1.674	1.624
(-) Depreciação Acumulada		(886)	(849)
		788	**775**
Equipamentos Gerais e Outros	10,0	24.336	24.691
(-) Depreciação Acumulada		(11.126)	(12.661)
		13.210	**12.030**
		3.258.641	**3.279.414**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	30.09.2003 Custo corrigido	30.06.2003 Custo corrigido
Total das Imobilizações em Serviço	3.258.641	3.279.414
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho (custos retardatários)	704	14.471
UHE Salto Santiago (obra de adição)	659	659
UHE Itá (custos retardatários)	832	493
Outros	956	641
	3.151	16.264
Geração Térmica		
UTE Jacuí	82.828	82.163
UTE Jorge Lacerda (obra de adição)	14.651	13.009
UTE William Arjona (custos retardatários)	1.080	5.578
UTE Charqueadas (obra de adição)	488	1.061
Outros	3.424	3.094
	102.471	104.905
Outros	2.055	2.342
	107.677	123.511
Imobilizações líquidas	3.366.318	3.402.925
Obrigações Especiais	(56.564)	(56.564)
	3.309.754	3.346.361

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 30.09.2003 e 30.06.2003, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (Ver Nota 8-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Usina Termelétrica Jacuí

Em 12.03.1999 a Companhia, cumprindo exigências do Edital de Privatização, comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí. Posteriormente, a ANEEL autorizou a implantação do projeto e definiu os aspectos de comercialização da energia a ser gerada pela Usina. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação. Encontra-se pendente de definição a sistemática de reembolso do carvão a ser utilizado na usina, no período posterior aos primeiros 5 anos de operação, bem como as definições do setor elétrico quanto às condições de venda de energia a longo prazo para novos empreendimentos. A Companhia tem demonstrado todo o seu esforço na busca de outras definições, principalmente no que diz respeito à contratação de EPC (*Engineering Procurement and Construction*) associada à garantia de funcionamento da planta com a capacidade originalmente projetada, sem customização relevante em relação aos equipamentos já adquiridos, condição imprescindível para a viabilidade do empreendimento.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto de seus ativos operacionais, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 10 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações à respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	30.09.2003			30.06.2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	92.637	598.714	691.351	82.995	593.367	676.362
Instituições financeiras	25.950	196.276	222.226	22.212	195.186	217.398
	118.587	**794.990**	**913.577**	**105.207**	**788.553**	**893.760**
Moeda Nacional						
ELETROBRÁS	58.633	329.802	388.435	57.191	345.012	402.203
Instituições financeiras	9.337	54.454	63.791	8.550	57.274	65.824
	67.970	**384.256**	**452.226**	**65.741**	**402.286**	**468.027**
	186.557	**1.179.246**	**1.365.803**	**170.948**	**1.190.839**	**1.361.787**

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.03.2003	**454.480**	**1.379.700**
Liquidações	(372.103)	-
Transferências	66.086	(66.086)
Encargos gerados no trimestre	32.563	-
Variações monetárias geradas no trimestre	(10.078)	(122.775)
Saldo em 30.06.2003	**170.948**	**1.190.839**
Liquidações	(36.842)	-
Transferências	21.274	(21.274)
Encargos gerados no trimestre	28.714	(7.589)
Variações monetárias geradas no trimestre	2.463	17.270
Saldo em 30.09.2003	**186.557**	**1.179.246**

04.01 - NOTAS EXPLICATIVAS

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Set/03
R$ Milhões
256
28%
Euro
568
62%
Dólar Norte Americ.
90
10%
Libra Esterlina


Dívida Externa em Jun/03
R$ Milhões
243
27%
Euro
563
63%
Dólar Norte Americ.
88
10%
Libra Esterlina

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Set/03
R$ Milhões
64
14%
Não indexado
388
86%
IVRRGR


Dívida Nacional em Jun/03
R$ Milhões
66
14%
Não indexado
402
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.200
1.000
800
600
400
200
0
69
90
191
191
202
201
279
277
74
75
364
357
1.179
1.191
2004
2005
2006
2007
2008
De 2009 até 2024
Total
Set/03
Jun/03

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 2º trimestre de 2003)
Taxas flutuantes: 23,31% a.a. (27,28% a.a., no 2º trimestre de 2003)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 2º trimestre de 2003)
Taxas flutuantes: 1,77% a 9,99% a.a. (1,77% a 9,99% a.a, no 2º trimestre de 2003)

NOTA 11 - FORNECEDORES

	30.09.2003	30.06.2003
Energia elétrica	52.495	52.731
Energia elétrica no âmbito do MAE	-	13.594
Combustíveis fósseis	30.976	30.850
Materiais e serviços	23.150	23.947
	106.621	121.122

NOTA 12 - TRIBUTOS E CONTRIBUIÇÕES SOCIAIS PARCELADOS

	30.09.2003			30.06.2003		
	Parcelas vincendas	Circulante	Longo prazo	Parcelas vincendas	Circulante	Longo prazo
Imposto de Renda Pessoa Jurídica						
Parcelamento em 120 meses	-	-	-	11	1.110	-
PIS						
Parcelamento em 72 meses	13	421	35	16	408	136
INSS						
Parcelamento em 240 meses	113	940	7.909	116	932	8.076
		1.361	7.944		2.450	8.212

NOTA 13 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	30.09.2003		30.06.2003	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	10.289	-	8.662	-
Provisão para grandes manutenções	14.597	21.271	9.757	20.921
Provisão aquisição energia elétrica	60.117	19.534	94.835	-
Provisão bônus gerencial	1.409	-	1.409	-
Provisão seguros a pagar	9.799	-	-	-
Honorários advocáticios	-	576	-	-
Outras	-	-	29	-
	96.211	41.381	114.692	20.921

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por decorrência do Despacho ANEEL nº 288/2002. Visando à recomposição do equilíbrio econômico-financeiro dos contratos de compra e venda de energia entre a Companhia e a ITASA, foram celebrados aditivos aos referidos contratos, em 20.02.2003 e 26.06.2003 (ver Nota 20), concedendo reajuste extraordinário do preço da energia contratada, pelo período total de 24 meses, contados a partir de fevereiro de 2003. A ITASA reconheceu em suas demonstrações financeiras o total devido no âmbito do MAE, bem como faturou a energia vendida à Companhia nos meses de fevereiro a setembro de 2003, com base nos novos preços contratados. Tendo em vista que a despesa decorrente da exposição no MAE, acima citada, será recuperada através da venda futura de energia elétrica aos seus acionistas, a ITASA registrou o seu valor no ativo circulante, na rubrica "despesas antecipadas", para amortização no resultado concomitantemente com a realização das receitas. O valor amortizado na ITASA até 30.09.2003, em consonância com o procedimento acima descrito, é de R$ 68.168, remanescendo um saldo de R$ 123.450 para os próximos 16 meses. Todos os efeitos advindos dessas operações, contabilizados pela ITASA, foram neutralizadas nas demonstrações financeiras da Companhia, através da reversão de parte desta provisão, no valor de R$ 44.536.

NOTA 14 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações do INSS e da SRF, que estão sendo impugnadas administrativamente, e processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos, se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	30.09.2003				30.06.2003	
	Circulante	Longo Prazo	Total	Depósitos Judiciais	Circulante e Longo Prazo	Depósitos Judiciais
Trabalhistas						
Vínculo empregatício e reintegração	3.631	14.543	18.174	12.246	18.781	11.981
Periculosidade	176	704	880	420	932	423
Jornada de advogado e horas extras	251	1.008	1.259	309	1.396	290
Horas in itinere	287	1.151	1.438	92	1.389	90
Outras	588	2.356	2.944	2.423	3.033	2.556
	4.933	19.762	24.695	15.490	25.531	15.340
Cíveis						
Fornecedores	3.019	31.584	34.603	-	33.093	-
Atingidos pela UHE Itá	1.391	9.473	10.864	-	13.702	-
Danos emergentes e lucros cessantes	207	1.410	1.617	-	3.884	-
Doença ocupacional e acidente de trabalho	2.258	15.381	17.639	-	16.896	-
Outras	201	1.370	1.571	-	1.540	-
	7.076	59.218	66.294	-	69.115	-
Fiscais						
Contribuição Social	-	9.109	9.109	4.505	16.833	3.093
PIS e COFINS	-	-	-	-	53.052	-
INSS	-	10.478	10.478	2.952	9.902	4.191
	-	19.587	19.587	7.457	79.787	7.284
	12.009	98.567	110.576	22.947	174.433	22.624

Neste trimestre, a Companhia reverteu as seguintes provisões para contingências fiscais, pelas razões abaixo expostas:

a) PIS/COFINS sobre repasse de energia de ITAIPU

Em junho de 2000, a ELETROSUL, de cuja cisão parcial originou a Tractebel Energia, ingressou na justiça com Mandado de Segurança Preventivo, com o objetivo de impedir a exigência de PIS/COFINS sobre o repasse de energia de ITAIPU. Nos autos, alegou litisconsórcio ativo necessário com a GERASUL (denominação anterior da Tractebel Energia), que deveria ficar responsável por eventuais débitos de períodos anteriores à cisão.

No julgamento de primeira instância, sobreveio sentença concedendo a segurança nos termos do pedido, o que levou a Administração da Companhia reconhecer provisão para contingência em suas demonstrações financeiras e apelar da decisão.

Em decisão da 2ª Turma do TRF – 4ª Região, por unanimidade, ocorrida em 26.08.2003, foi afastada a responsabilidade da Companhia sobre os tributos em questão, cuja provisão, no valor de R$ 53.448, foi revertida no presente trimestre.

b) Contribuição Social

A Companhia possuía parcelamento referente a CSLL, decorrente de débitos anteriormente discutidos na esfera judicial. Com o advento da Lei nº 9.779/99, cujo artigo 17 previa a possibilidade de quitação de débitos, com exclusão de multa e juros de mora, a Companhia requereu à Receita Federal a utilização do benefício previsto na norma legal, o qual foi negado sob a alegação de que o débito em questão não se enquadrava naquele dispositivo. Em 30.09.1999, a Companhia, amparada por liminar obtida em Mandado de Segurança, procedeu à quitação do mencionado parcelamento, revertendo os valores de multa e juros de mora nele contidos e, concomitentemente, constituiu provisão para contingência de idêntico valor.

Em 29.09.2003, o Mandado de Segurança teve julgamento de mérito, com decisão favorável, o que levou a Companhia a reverter a referida provisão, no valor de R$ 17.070.

Neste trimestre, a Companhia constituiu provisão, no valor de R$ 9.109, correspondente à utilização de bases negativas anteriores a 01.01.1992 na apuração de CSLL nos anos-calendários de 1996 e 1997, cujo procedimento foi objeto de autuações fiscais. Tais autuações estão sendo impugnadas, pela Companhia, na esfera administrativa, sendo que a referente ao ano-calendário de 1996 teve decisão desfavorável, em 28.08.2003, pela 1ª Câmara do 1º Conselho de Contribuintes, devendo ser apreciada pela Câmara Superior daquele órgão.

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras. Os valores envolvidos estão abaixo discriminados:

	30.09.2003			30.06.2003		
	Risco possível	**Risco remoto**	**Total**	**Risco possível**	**Risco remoto**	**Total**
Trabalhistas	7.304	8.844	16.148	6.303	8.106	14.409
Cíveis	10.279	1.418	11.697	9.803	1.249	11.052
	17.583	10.262	27.845	16.106	9.355	25.461

NOTA 15 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados anualmente, por atuário independente, em consonância com os procedimentos estabelecidos através da Deliberação CVM nº 371, de 13.12.2000, que aprovou o pronunciamento do IBRACON sobre a contabilização de benefícios a empregados.

04.01 - NOTAS EXPLICATIVAS

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da Fundação Eletrosul de Previdência e Assistência Social – ELOS e da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os demais benefícios previsto naquele Plano.

A ELOS e a PREVIG são entidades fechadas de previdência complementar, pessoa jurídica de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras, e a segunda é patrocinada exclusivamente pela Tractebel Energia.

O benefício inicial de complementação de aposentadoria da ELOS e da PREVIG, consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados mês a mês pelo IGP-DI e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigorava antes da entrada em vigor da Lei nº 9876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia correspondente a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente em função da oscilação do número de empregados) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições até o 3º trimestre de 2003 foi de R$ 4.657 (R$ 4.195, até o 3º trimestre de 2002).

A Companhia é responsável pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação) e pelo custeio de 100% do valor das despesas administrativas da PREVIG. Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia até o 3º trimestre de 2003 foi de R$ 1.017 (R$ 1.078, até o 3º trimestre de 2002).

Em 04.10.2002, através do Ofício nº 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes. Em virtude de ações judiciais impetradas por entidades sindicais e associação de aposentados, até o encerramento do exercício de 2002 as reservas matemáticas e respectivos ativos garantidores não haviam sido transferidos da ELOS para a PREVIG.

Em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na ELOS para o gerenciamento da PREVIG. Referido acordo estabeleceu a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder, correspondentes aos participantes que ainda não entraram em gozo de benefícios, e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Referido Termo de Acordo estipula ainda que, as Partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que ainda não foi vertida da ELOS para a PREVIG. Considerando que o Termo de Acordo expirou no dia 20.09.2003, as partes estão buscando a regularização da situação o mais rapidamente possível.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto - 10% a. a.
Taxa de retorno esperado dos ativos - 10% a. a.
Crescimento salarial futuro
- Participante ativo - 7% a. a.
- Participante auto-patrocinado - 4% a. a.
Crescimento dos benefícios da previdência social - 4% a. a.
Inflação - 4% a. a.
Fator de capacidade
- Salários - 98%
- Benefícios - 98%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1971
Tábua de Mortalidade de Inválidos - RRB 1944
Tábua de Entrada em Invalidez - RRB 1944
Tábua de Rotatividade - Experiência Towers Perrin
Idade de Aposentadoria - Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria - 95%
Diferença de idade entre participante e cônjuge - Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão - 100%
Fator de conversão do SB40 - 140%

04.01 - NOTAS EXPLICATIVAS

Os valores reconhecidos no exercício de 2003, com efeitos no passivo atuarial líquido apurado em 30.09.2003, estão demonstrados a seguir:

Passivo líquido em 31.12.2003	**253.153**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	16.273
Contribuição da patrocinadora	3.383
Contribuição complementar	1.274
Complemento de despesas atuariais projetadas para 2003	8.487
	282.570
Amortização de obrigações contratadas	(33.637)
Passivo líquido em 30.09.2003	**248.933**
Classificação do passivo	
Circulante	47.883
Exigível a longo prazo	201.050
	248.933

NOTA 16 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 48.579, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 142.949, correspondente ao período de setembro de 2000 a setembro de 2002, a qual está sendo considerada diferença temporária para fins fiscais.

NOTA 17 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 30 de setembro de 2003, é de R$ 2.445.766, e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 30 de setembro de 2003 é de R$ 4,31 (R$ 4,37 em 30.06.2003).

As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

04.01 - NOTAS EXPLICATIVAS

O quadro societário da Companhia, em 30.09.2003, está assim constituído:


Participação no Capital Total
CAIXA PREV.FUNC. BANCO BRASIL 1,21%
UNIÃO 2,48%
LAIF II LLC 3,12%
OUTROS 4,40%
BNDESPAR 5,04%
BANCO CLÁSSICO 5,43%
TRACTEBEL EGI 78,32%


Participação no Capital Votante (Ações Ordinárias)
LAIF II LLC 2,43%
UNIÃO 3,13%
CAIXA PREV.FUNC. BANCO BRASIL 1,63%
BNDESPAR 3,21%
OUTROS 1,97%
BANCO CLÁSSICO 7,21%
TRACTEBEL EGI 80,42%


Ações Preferenciais
LAIF II LLC 4,82%
UNIÃO 0,89%
OUTROS 10,57%
BNDESPAR 9,54%
TRACTEBEL EGI 73,14%
BANCO CLÁSSICO 1,04%

	30.09.2003	30.06.2003
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	37.635	37.635
Reserva de retenção de lucros	843	843
	38.478	38.478

NOTA 18 – JUROS SOBRE O CAPITAL PRÓPRIO

Em 11.07.2003, a Administração da Companhia aprovou o crédito de juros sobre o capital próprio relativos ao período de janeiro a junho de 2003, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 144.000, correspondentes a R$ 0,2580724924 por lote de mil ações Preferenciais Classe A, R$ 0,2206034612 por lote de mil ações Preferenciais Classe B e Ordinárias.

Conforme Aviso aos Acionistas publicado em 14.07.2003, as ações da Companhia passaram a ser negociadas *ex*-juros sobre o capital próprio a partir de 29.07.2003.

Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte, serão imputados aos dividendos obrigatórios referentes ao exercício de 2003.

Os juros sobre o capital próprio serão pagos aos Acionistas, com base nos dados cadastrais existentes no Banco Itaú S.A., em data a ser posteriormente definida pelo Conselho de Administração e comunicada através de Aviso aos Acionistas.

Os juros sobre o capital próprio foram registrados em despesas financeiras e revertidos nessa mesma rubrica e não estão sendo apresentados na demonstração do resultado do período, em virtude dos mesmos não produzirem efeitos no lucro operacional, mas tão somente nas linhas do imposto de renda e da contribuição social.

NOTA 19 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

04.01 - NOTAS EXPLICATIVAS

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 15.065, equivalente a R$ 44.041 em 30.09.2003, amortizado semestralmente a partir de 15.04.2003. No 3° trimestre do exercício de 2003, esta operação gerou despesa de R$ 461 (R$ 454 no 3° trimestre de 2002), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo (contratos iniciais) de compra e venda de energia, a Companhia busca minimizar o risco de crédito com seus clientes através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional quando disponíveis.

	30.09.2003		**30.06.2003**	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	913.577	854.448	893.760	832.435
Empréstimos e encargos em moeda nacional	452.226	419.970	468.027	433.694
	1.365.803	1.274.418	1.361.787	1.266.129

NOTA 20 – TRANSAÇÕES COM PARTES RELACIONADAS

As transações com partes relacionadas, abaixo demonstradas, foram praticadas a valores, prazos e encargos usuais de mercado.

	30.09.2003					30.06.2003
	Tractebel EGI South America Ltda.	Tractebel S.A.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo						
Contas a receber	617	-	290	75.055	75.962	39.669
Passivo						
Fornecedores	-	-	21.667	12.292	33.959	34.248
Juros sobre o capital próprio	95.857	-	-	-	95.857	-
Resultado						
Receita operacional						
Receitas serviços						
Administração	-	-	399	-	399	276
Operação e manutenção	-	-	1.488	5.941	7.429	4.717
Despesa operacional						
Compra energia	-	-	146.008	154.468	300.476	196.430
Financeiro						
Receita	-	-	-	4.781	4.781	2.449
Despesa	-	668	-	-	668	-

A Companhia possui contratos de longo prazo firmados com as suas controladas e controladora, os quais estão descritos nos itens (g), (h) e (i) do quadro 16.01.

Itá Energética S.A. – ITASA

Em 20.02.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2003 a janeiro de 2004, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face à exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, relativamente à 1ª liquidação ocorrida em 30.12.2002.

Naquela data, a Companhia celebrou Termo de Compromisso visando a antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário, tendo sido pago à ITASA, a título de adiantamento, o montante de R$ 65.734, dos quais R$ 44.536 foram baixados através de encontro de contas com os faturamentos do reajuste extraordinário relativo aos meses de fevereiro a setembro de 2003, restando R$ 21.198 pendentes em 30.09.2003, na rubrica "Adiantamento a Fornecedores".

Em 26.06.2003, a Companhia assinou novos aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2004 a janeiro de 2005, e novo Termo de Compromisso de antecipação de pagamento, nas mesmas condições do anteriormente assinado, para fazer face ao saldo da exposição da ITASA no MAE, cuja liquidação ocorreu em 03.07.2003. Em decorrência destes novos instrumentos contratuais, a Companhia antecipou à ITASA, em 04.07.2003, o montante de R$ 58.453, dos quais R$ 38.919 estão registrados no ativo circulante e R$ 19.534, realizável a longo prazo.

Tractebel S.A. (controladora indireta)

Sob o amparo do contrato celebrado com a Tractebel S.A., descrito no item (i) do quadro 16.01, aquela controladora indireta emitiu fatura de prestação de serviços, em 30.06.2003, no valor de R$ 2.594, a qual será paga pela Companhia no mês de outubro de 2003.

NOTA 21 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2003 totaliza R$ 691.587 (R$ 689.817 em 30.06.2003).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 30.09.2003 totaliza R$ 670.505 (R$ 644.316 em 30.06.2003).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 30.09.2003 totaliza R$ 20.583.

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 22 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação do seu parque de informática (microcomputadores). Os contratos atualmente existentes envolvem um total de 208 equipamentos, representando cerca de 40% de todos os microcomputadores em uso na Companhia.

O prazo dos arrendamentos é de 36 (trinta e seis) meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor simbólico de R$ 1,00.

O saldo das contraprestações a pagar, em 30.09.2003, é de R$ 791, dos quais R$ 86 têm vencimento em 2003 e R$ 705, nos próximos exercícios. O montante das contraprestações reconhecidas no resultado de janeiro a setembro de 2003 é de R$ 172.

NOTA 23 – EVENTO SUBSEQÜENTE

Deliberação do crédito de juros sobre o capital próprio

Em 13.11.2003, a Administração da Companhia aprovou o crédito de juros sobre o capital próprio relativos ao período de julho a outubro de 2003, em conformidade com a Lei nº 9.249/95 e Deliberação CVM nº 207/96, no valor de R$ 90.000, correspondentes a R$ 0,162856 por lote de mil ações Preferenciais Classe A, R$ 0,137877 por lote de mil ações Preferenciais Classe B e R$ 0,137877 por lote de mil ações Ordinárias.

Conforme Aviso aos Acionistas publicado em 14.11.2003, as ações da Companhia serão negociadas *ex*-juros sobre o capital próprio a partir de 26.11.2003.

04.01 - NOTAS EXPLICATIVAS

Os juros sobre o capital próprio, líquidos do imposto de renda retido na fonte, serão imputados aos dividendos obrigatórios referentes ao exercício de 2003.

Os juros sobre o capital próprio serão pagos aos Acionistas no dia 02.01.2004, com base nos dados cadastrais existentes no Banco Itaú S.A..

Relativamente aos juros sobre o capital próprio referentes ao primeiro semestre de 2003, creditados em 31.07.2003, a data de pagamento será posteriormente definida pelo Conselho de Administração e comunicada através de novo Aviso aos Acionistas, conforme deliberação da RCA que aprovou o crédito dos referidos juros, divulgada em 11.07.2003.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

No presente trimestre, a Companhia apresentou lucro líquido de R$ 102.211, representando R$ 72.306 antes dos tributos. No mesmo período do ano anterior apurou prejuízo de R$ 299.886, correspondente a R$ 426.952 antes dos efeitos tributários.

O principal fator que contribuiu positivamente na formação deste resultado foi a recuperação do Real frente à cesta de moedas estrangeiras que compõem a dívida da Companhia, gerando despesa de variação cambial de R$ 19.733, substancialmente inferior a igual período do ano anterior, cujo valor foi de R$ 341.884.

A dívida em moeda estrangeira da Companhia, no montante de R$ 913.577, representa 66,9% de sua dívida total, fazendo com que a flutuação cambial afete substancialmente o resultado econômico.

O comportamento da cesta de moedas estrangeiras que compõem a dívida da Companhia e a respectiva média ponderada, calculada proporcionalmente ao montante da dívida em cada uma das moedas, pertinentes aos contratos que afetam o resultado, estão demonstrados a seguir:

Moeda	Variação % 2003 3° TRIM	2003 ACUMULADO	2002 3° TRIM	2002 ACUMULADO
Dólar (USD)	1,79	(17,26)	36,93	67,85
Libra Esterlina (GBP)	2,31	(14,49)	40,21	81,40
Euro (EUR)	3,09	(7,78)	36,44	86,74
Média ponderada	2,22	(14,52)	37,17	73,97

Contribuiu, também, na formação do resultado apurado, a reversão de provisões para contingências fiscais no valor de R$ 70.518 (ver Nota 14 do quadro 04.01).

Por outro lado, conforme descrito na Nota 4 do quadro 04.01, a Companhia constituiu, neste trimestre, Provisão para Créditos de Liquidação duvidosa, no valor de R$ 142.949, correspondente a R$ 94.347, líquidos dos efeitos tributários.

A partir de 01.01.2003, os contratos iniciais estão sendo reduzidos em 25% ao ano. Os efeitos dessa redução, no resultado do período estão amenizados pela celebração de novos contratos de venda da energia elétrica liberada.

Outros comentários e informações a respeito do desempenho do trimestre:

Suprimento e fornecimento de energia elétrica

O aumento de 26,75% verificado no 3° trimestre de 2003, em relação a igual período de 2002, refere-se, basicamente, aos reajustes tarifários vinculados aos contratos iniciais, concedidos pela ANEEL.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/03	ACUMULADO SET/03	3° TRIM/02	ACUMULADO SET/02	TRIMESTRE	ACUMULADO
UHE Passo Fundo	291.980	907.765	346.571	784.648	(15,75)	15,69
UHE Salto Osório	1.055.551	3.628.096	938.981	3.325.326	12,41	9,10
UHE Salto Santiago	1.479.197	5.314.262	1.299.988	4.788.571	13,79	10,98
UHE Itá	871.281	3.678.287	2.793.921	4.922.654	(68,82)	(25,28)
UHE Machadinho	580.656	2.383.744	1.896.868	3.134.705	(69,39)	(23,96)
Total	4.278.665	15.912.154	7.276.329	16.955.904	(41,20)	(6,16)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA						
VALORES EM MWh					% VARIAÇÃO	
USINA	3° TRIM/03	ACUMULADO SET/03	3° TRIM/02	ACUMULADO SET/02	TRIMESTRE	ACUMULADO
UTE Alegrete	-	-	9.352	29.356	(100,00)	(100,00)
UTE Charqueadas	43.977	114.822	60.670	180.467	(27,51)	(36,38)
UTE Arjona	126.182	379.766	121.719	370.088	3,67	2,62
Complexo Jorge Lacerda	911.889	2.599.501	755.759	2.715.155	20,66	(4,26)
Total	1.082.048	3.094.089	947.500	3.295.066	14,20	(6,10)

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 103.079. Deste total, R$ 32.561 referem-se a realização de provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas e, portanto, não afetam o lucro líquido do período.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
1	Ativo Total	6.159.797	6.226.833
1.01	Ativo Circulante	965.268	1.025.886
1.01.01	Disponibilidades	36.537	14.307
1.01.01.01	Numerário Disponível	13.052	14.307
1.01.01.02	Aplicações no Mercado Aberto	23.485	0
1.01.02	Créditos	622.399	746.518
1.01.02.01	Consumidores e Concessionárias	392.383	673.882
1.01.02.02	Prov. p/Créditos de Liq. Duvidosa	(143.720)	0
1.01.02.03	Títulos e Valores Mobiliários	373.736	72.636
1.01.03	Estoques	20.231	17.538
1.01.04	Outros	286.101	247.523
1.01.04.01	Créditos da Cta Cons. Combustível - CCC	23.071	20.017
1.01.04.02	Alienações, Desativ., Serv.e Disp.Reemb.	10.468	11.383
1.01.04.03	Tributos e Contrib. Sociais a Recuperar	36.588	31.863
1.01.04.04	Ativo Fiscal Diferido	121.264	117.541
1.01.04.05	Adiantamento a Fornecedores	58.510	21.438
1.01.04.06	Despesas Pagas Antecipadamente	13.900	36.342
1.01.04.07	Outros	22.300	8.939
1.02	Ativo Realizável a Longo Prazo	280.425	279.912
1.02.01	Créditos Diversos	44.402	28.617
1.02.01.01	Concessionárias	25.326	28.617
1.02.01.02	Adiantamentos a Fornecedores	19.076	0
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	236.023	251.295
1.02.03.01	Tributos e Contrib.Sociais a Recuperar	7.273	7.429
1.02.03.02	Depósitos Vinculados a Litígios	22.947	22.624
1.02.03.03	Ativo Fiscal Diferido	204.216	218.297
1.02.03.04	Despesas Pagas Antecipadamente	1.104	2.208
1.02.03.05	Outros	483	737
1.03	Ativo Permanente	4.914.104	4.921.035
1.03.01	Investimentos	58.548	60.235
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	56.681	58.368
1.03.01.02.01	Ágio	56.681	58.368
1.03.01.03	Outros Investimentos	1.867	1.867
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742
1.03.01.03.02	Outros	125	125
1.03.02	Imobilizado	4.790.413	4.793.481

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
1.03.03	Diferido	65.143	67.319

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 30/09/2003	4 - 30/06/2003
2	Passivo Total	6.159.797	6.226.833
2.01	Passivo Circulante	783.458	785.338
2.01.01	Empréstimos e Financiamentos	281.409	256.700
2.01.01.01	Principal	250.429	236.497
2.01.01.02	Encargos	30.980	20.203
2.01.02	Debêntures	25.761	15.551
2.01.02.01	Principal	15.004	6.252
2.01.02.02	Encargos	10.757	9.299
2.01.03	Fornecedores	93.301	107.756
2.01.04	Impostos, Taxas e Contribuições	30.649	26.897
2.01.04.01	Tributos e Contrib. Sociais Correntes	29.288	24.447
2.01.04.02	Tributos e Contrib. Sociais Parcelados	1.361	2.450
2.01.05	Dividendos a Pagar	124.628	1.109
2.01.05.01	Dividendos	1.091	1.109
2.01.05.02	Juros sobre Capital Próprio	123.537	0
2.01.06	Provisões	108.325	133.145
2.01.06.01	Obrigações Estimadas	96.316	114.729
2.01.06.02	Contingências	12.009	18.416
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	119.385	244.180
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	7.436	8.751
2.01.08.02	Concessionárias de Energia Elétrica	4	1.824
2.01.08.03	Particip.Empregados Lucros ou Resultados	207	1.411
2.01.08.04	Benefícios Pós-Emprego	47.883	40.902
2.01.08.05	Passivo Fiscal Diferido	48.579	165.337
2.01.08.06	Adiantamentos de Clientes	2.026	13.616
2.01.08.07	Outros	13.250	12.339
2.02	Passivo Exigível a Longo Prazo	2.564.499	2.587.866
2.02.01	Empréstimos e Financiamentos	1.914.354	1.894.851
2.02.02	Debêntures	172.515	175.287
2.02.03	Provisões	140.489	177.533
2.02.03.01	Obrigações Estimadas	41.522	20.970
2.02.03.02	Contingências	98.967	156.563
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	337.141	340.195
2.02.05.01	Tributos e Contribuições Parcelados	7.944	8.212
2.02.05.02	Concessões a Pagar	125.527	119.191
2.02.05.03	Benefícios Pós-Emprego	201.050	210.201
2.02.05.04	Outros	2.620	2.591
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -30/09/2003	4 -30/06/2003
2.05	Patrimônio Líquido	2.811.840	2.853.629
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	38.478	38.478
2.05.04.01	Legal	37.635	37.635
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	235.901	277.690

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.01	Receita Bruta de Vendas e/ou Serviços	510.567	1.409.131	400.976	1.112.406
3.01.01	Suprimento de Energia Elétrica	390.040	1.074.008	337.755	920.450
3.01.02	Fornecimento de Energia Elétrica	59.973	172.491	9.847	20.686
3.01.03	Subvenção Combustível - CCC	57.486	154.695	51.108	164.684
3.01.04	Serviço Prestado	1.103	3.116	857	2.581
3.01.05	Venda de Cinzas	1.849	4.533	1.211	3.375
3.01.06	Outras	116	288	198	630
3.02	Deduções da Receita Bruta	(38.475)	(85.850)	(17.173)	(47.048)
3.02.01	Impostos e Contribuições	(36.992)	(82.377)	(15.632)	(43.688)
3.02.02	Repasse - CCC - Vendas de Cinzas	(1.483)	(3.473)	(1.010)	(2.796)
3.02.03	Repasse de Energia de Antecipação	0	0	(531)	(564)
3.03	Receita Líquida de Vendas e/ou Serviços	472.092	1.323.281	383.803	1.065.358
3.04	Custo de Bens e/ou Serviços Vendidos	(214.606)	(642.178)	(315.035)	(709.381)
3.04.01	Pessoal	(13.110)	(39.608)	(11.685)	(34.104)
3.04.02	Material	(2.324)	(6.064)	(3.225)	(7.058)
3.04.03	Serviço de Terceiro	(6.802)	(19.236)	(8.180)	(19.005)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(54.934)	(152.143)	(51.108)	(164.684)
3.04.05	Combustível p/Prod.Ener.Elétrica	(14.486)	(59.212)	(14.890)	(38.244)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(10.215)	(36.825)	(12.762)	(29.428)
3.04.07	Depreciação / Amortização	(48.959)	(148.076)	(46.817)	(131.314)
3.04.08	Energia Elétrica Comprada p/Revenda	(47.238)	(150.320)	(161.174)	(266.177)
3.04.09	Energia Elétrica - Exposição no MAE	(20.386)	(40.986)	0	0
3.04.10	Uso de Bem Público - UBP	(4.577)	(13.394)	(3.923)	(11.557)
3.04.11	Constituição de Provisões Operacionais	(6.335)	(11.106)	(2.578)	(7.733)
3.04.12	Rerversão de Provisões Operacionais	21.154	52.751	2.995	3.708
3.04.13	Seguros	(3.352)	(13.118)	(885)	(4.005)
3.04.14	Outras	(3.042)	(4.841)	(803)	220

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.05	Resultado Bruto	257.486	681.103	68.768	355.977
3.06	Despesas/Receitas Operacionais	(175.234)	(176.632)	(527.654)	(898.117)
3.06.01	Com Vendas	(164.042)	(194.532)	(9.234)	(20.421)
3.06.01.01	Pessoal	(710)	(2.379)	(651)	(2.056)
3.06.01.02	Serviço de Terceiro	(502)	(1.044)	(636)	(919)
3.06.01.03	Encargos de Uso da Rede Elétrica	(17.938)	(43.880)	(6.941)	(13.955)
3.06.01.04	Provisão p/Créditos de Liqu. Duvidosa	(143.720)	(143.720)	0	0
3.06.01.05	Outras	(1.172)	(3.509)	(1.006)	(3.491)
3.06.02	Gerais e Administrativas	32.889	(13.905)	(18.369)	(67.859)
3.06.02.01	Pessoal	(6.469)	(20.731)	(5.231)	(15.673)
3.06.02.02	Serviço de Terceiro	(3.225)	(9.545)	(5.643)	(13.000)
3.06.02.03	Depreciação / Amortização	(2.181)	(6.557)	291	(6.570)
3.06.02.04	Constituição de Provisões Operacionais	(23.221)	(35.108)	(3.111)	(17.682)
3.06.02.05	Reversão de Provisões Operacionais	82.076	97.675	7.819	23.427
3.06.02.06	Taxa de Fiscalização	(1.606)	(4.819)	(1.280)	(4.005)
3.06.02.07	Previdência Privada - SB-40	(6.925)	(17.535)	(6.055)	(17.692)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(5.060)	(572)	(1.716)
3.06.02.09	Outras	(3.873)	(12.225)	(4.587)	(14.948)
3.06.03	Financeiras	(44.081)	31.805	(500.051)	(809.837)
3.06.03.01	Receitas Financeiras	23.308	61.307	9.025	15.247
3.06.03.01.01	Rendas de Aplicações Financeiras	17.360	48.198	8.451	13.450
3.06.03.01.02	Variação Monetária	585	3.652	445	1.034
3.06.03.01.03	Outras	5.363	9.457	129	763
3.06.03.02	Despesas Financeiras	(67.389)	(29.502)	(509.076)	(825.084)
3.06.03.02.01	Encargos de Dívidas	(36.955)	(151.670)	(54.881)	(127.476)
3.06.03.02.02	Encargos de Debêntures	(6.340)	(19.444)	(5.071)	(10.631)
3.06.03.02.03	Encargos s/Tributos e Contrib.Sociais	(443)	(990)	(542)	(3.367)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.06.03.02.04	Encargos/Reversão Enc. s/Prov.Operac.	(1.399)	(7.779)	(1.654)	(5.686)
3.06.03.02.05	Encargos s/Obrig.Contratadas-Fund.PREVIG	(1.824)	(5.469)	(1.693)	(5.092)
3.06.03.02.06	Encargos s/Concessão ANEEL	(2.748)	(7.283)	(1.619)	(1.619)
3.06.03.02.07	Variação Monetária s/Empr.Financiamentos	(5.483)	240.687	(427.363)	(641.988)
3.06.03.02.08	Variação Monetária - Debêntures	(911)	(6.650)	(5.703)	(8.596)
3.06.03.02.09	Var.Monet.s/Prov./Rev.Provisões Operac.	917	(9.400)	(280)	(787)
3.06.03.02.10	Var.Monet.s/Obrig.Contr.-Fund.PREVIG	(169)	(10.804)	(2.508)	(5.882)
3.06.03.02.11	Var. Monet. s/Concessão ANEEL	(3.588)	(25.322)	(450)	(450)
3.06.03.02.12	Variação Monetária - Outras	576	(3.162)	(42)	(476)
3.06.03.02.13	Outras	(9.022)	(22.216)	(7.270)	(13.034)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	82.252	504.471	(458.886)	(542.140)
3.08	Resultado Não Operacional	(313)	(2.821)	(2.000)	(2.139)
3.08.01	Receitas	0	694	0	48
3.08.02	Despesas	(313)	(3.515)	(2.000)	(2.187)
3.09	Resultado Antes Tributação/Participações	81.939	501.650	(460.886)	(544.279)
3.10	Provisão para IR e Contribuição Social	(86.134)	(180.538)	21	0
3.10.01	Contribuição Social	(21.575)	(46.754)	5	1
3.10.02	Imposto de Renda	(64.559)	(133.784)	16	(1)
3.11	IR Diferido	106.406	58.789	160.979	189.155
3.11.01	Contribuição Social	26.039	13.400	45.959	52.447
3.11.02	Imposto de Renda	80.367	45.389	115.020	136.708
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/07/2003 a 30/09/2003	4 - 01/01/2003 a 30/09/2003	5 - 01/07/2002 a 30/09/2002	6 - 01/01/2002 a 30/09/2002
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	102.211	379.901	(299.886)	(355.124)
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00016	0,00058		
	PREJUÍZO POR AÇÃO			(0,00046)	(0,00054)

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM e ITASA, porquanto as controladas Delta Participações, Tractebel Energia Comercializadora e Lages Bioenergética não desenvolveram atividades operacionais no presente trimestre.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir.

A ITASA apresentou despesas financeiras de valor significativo, o que ocasionou um incremento de R$ 15.318 no desempenho consolidado do trimestre. Estas despesas financeiras são decorrentes, basicamente, de encargos e variações monetárias de empréstimos obtidos do BNDES e outros agentes financeiros, para financiamento da UHE Itá

A CEM, por sua vez, apresentou lucro de R$ 19.406 no trimestre. Na composição deste resultado inclui-se o faturamento de energia elétrica no valor de R$ 49.423 referente energia vendida à Tractebel Energia e, portanto, não afetam o resultado consolidado, porquanto a proporção de participação utilizada na consolidação é de 100,0%.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	9,28
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		225.171		225.171	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	8,75
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 357 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida
- Operação comercial: 26 meses a partir da retomada do projeto

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui seguros estratégicos, do tipo "all risks", para cobertura de danos à propriedade e de perdas por interrupção de negócio, como também seguro para cobertura de perdas por responsabilidade civil.

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, bem como seguro de vida em grupo para os seus diretores e empregados.

A controlada CEM possui seguro para cobertura de todos os riscos envolvidos no projeto Cana Brava, com vigência até 15.01.2003 para os riscos de engenharia e 2 anos após a entrada em operação da 3ª unidade, prevista na apólice para 15.01.2005, para os danos de propriedade e interrupção de negócio.

Compromissos de Longo Prazo

A Companhia possui compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, com vigência a partir de 1° de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a Empresa Transmissora de Energia Elétrica do Sul do Brasil S.A. – ELETROSUL, garantindo o uso da Rede Básica para entrega da energia contratada.
O contrato têm vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005:

- Rio Grande Energia S.A. – RGE: Vigência 01.09.1998 a 31.12.2005 – Total de 4.441.320 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigência 01.01.1999 a 31.12.2005 - Total de 15.334.379 MWh;

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

- Companhia Estadual de Energia Elétrica – CEEE: Vigência 01.09.1998 a 31.12.2005 – Total de 1.616.220 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: Vigência 01.09.1998 a 31.12.2005 – Total de 3.705.480 MWh;
- Furnas Centrais Elétricas S.A.: Vigência 01.09.1998 a 31.12.2005 – Total de 6.872.220 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: Vigência 01.09.1998 a 31.12.2005 – Total de 5.158.131 MWh.

As quantidades em MWh, acima, representam o saldo de cada contrato em 01.01.2003.

d) Contratos de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Vigência 01.01.2003 a 31.12.2014 – A Companhia fornecerá a energia necessária para atender a sua carga, descontados os contratos de suprimentos já assinados pela RGE;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigência 01.01.2003 a 31.12.2008 Total de 27.372.984 MWh;
- Companhia Paulista de Força e Luz: Vigência 01.01.2003 a 31.12.2010; e Companhia Piratininga de Força e Luz: Vigência 23.10.2003 a 31.12.2010 – Montante global de 17.315.179 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Vigências 01.01.2003 a 31.12.2003 – Total de 219.000 MWh; e 01.01.2003 a 31.12.2007 – Total de 657.360 MWh;
- Companhia Paulista de Força e Luz: Vigências 01.01.2003 a 31.12.2005 – Total de 2.419.968 MWh; e 01.01.2003 a 31.12.2007 – Total de 175.296 MWh;
- Light Serviços de Eletricidade S.A.: Vigências 01.01.2003 a 31.12.2005 – Total de 210.432 MWh; e 01.01.2003 a 31.12.2007 – Total de 1.665.312 MWh;

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

g) Contratos de Prestação de Serviços de Administração Operacional e de Operação e Manutenção de Usinas com Controladas

- **Companhia Energética Meridional – CEM**

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

- **Itá Energética S.A. - ITASA**

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica Ita, celebrado pela Companhia, no âmbito do Consórcio ITÁ, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

h) Contrato de Compra e Venda de Energia Elétrica com Controladas

- **Companhia Energética Meridional – CEM**

Contrato firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

- **Itá Energética S.A. - ITASA**

Contrato celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

i) Contrato com a Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Tractebel S.A., sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

j) Instrução CVM nº 381, de 14.01.2003 - Auditoria Externa

Os auditores independentes da Companhia e suas controladas, Deloitte Touche Tohmatsu, não prestam outros serviços além dos serviços de auditoria externa.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	30.09.2003				30.06.2003
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	17.829	-	-	17.829	18.038
Concessionárias	152.888	573	20	153.481	160.309
Comercializadoras	11.894	5.375	-	17.269	11.403
Transações no âmbito do MAE	17.930	160.523	25.351	203.804	484.132
	200.541	**166.471**	**25.371**	**392.383**	**673.882**
(-) Provisão para Créditos de Liquidação Duvidosa	-	(143.720)	-	(143.720)	-
	200.541	**22.751**	**25.371**	**248.663**	**673.882**
Longo prazo					
Transações no âmbito do MAE	25.326	-	-	25.326	28.617
	225.867	22.751	25.371	273.989	702.499

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	30.09.2003	30.06.2003
Letras Financeiras do Tesouro – LFT	37.909	6.638
Notas do Tesouro Nacional – NTN	53.757	28.773
Notas do Banco Central – NBC	10.177	7.075
Certificado de Depósito Bancário – CDB	249.124	30.635
Debêntures	23.464	-
	374.431	73.121
Provisão para redução ao valor de mercado	(695)	(485)
	373.736	72.636

No saldo consolidado, os títulos e valores mobiliários existentes em 30.09.2003 estão registrados ao custo acrescido dos rendimentos auferidos até 30.09.2003, e foram ajustados aos seus valores de mercado através de constituição de provisão, conforme acima demonstrado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	30.09.2003		30.09.2002	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	501.650	501.650	(544.279)	(544.279)
Contribuição Social – 9%	(45.149)		48.985	-
Imposto de Renda – 25%		(125.413)	-	136.070
Contribuição social e imposto de renda sobre:				
Despesas indedutíveis				
Gratificação e 13° salário dos dirigentes	-	(243)	-	(104)
Amortização de ágio	-	(1.265)	-	(429)
Outras despesas indedutíveis	(73)	(206)	(67)	(186)
Resultados não tributáveis				
Remuneração das Imobilizações em Curso-RIC	-	2.519	-	2.518
Reversão de juros sobre o capital próprio	12.960	36.000	-	-
Ajuste de base negativa da contribuição social	(1.074)	-	-	-
Ajuste de alíquota da CSLL diferida	-	-	3.836	-
Ajuste incentivos fiscais	-	313	-	-
Outros	(18)	(100)	(11)	(341)
Contribuição social e imposto de renda sobre prejuízo da ITASA não reconhecido no diferido	-	-	(295)	(821)
	(33.354)	(88.395)	52.448	136.707
Composição dos tributos no resultado:				
Corrente	(46.754)	(133.784)	1	(1)
Diferido	13.400	45.389	52.447	136.708
	(33.354)	(88.395)	52.448	136.707

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – ATIVO IMOBILIZADO

Composição

	Consolidado		
	30.09.2003		30.06.2003
	Taxas médias de reintegração	Custo *corrigido*	Custo *corrigido*
Imobilizações em Serviço			
Intangível			
Direito de Exploração		88.664	88.664
(-) Amortização Acumulada	3,2	(3.392)	(2.680)
		85.272	**85.984**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.262	638.261
UHE Salto Osório	2,8	288.611	288.618
UHE Passo Fundo	2,5	122.999	122.999
UHE Itá (participação em consórcio)	2,3	1.778.056	1.778.035
UHE Cana Brava	2,4	864.978	822.259
UHE Machadinho	2,4	177.728	163.639
		3.870.634	3.813.811
(-) Depreciação Acumulada		(894.216)	(868.892)
		2.976.418	**2.944.919**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.433.824	2.433.593
UTE Charqueadas	4,5	54.829	54.183
UTE Alegrete	4,6	8.023	7.854
UTE William Arjona	4,8	172.142	167.683
		2.668.818	2.663.313
(-) Depreciação Acumulada		(1.057.488)	(1.032.526)
		1.611.330	**1.630.787**
Sistema de Comunicação	6,1	1.674	1.624
(-) Depreciação Acumulada		(886)	(849)
		788	**775**
Equipamentos Gerais e Outros	10,0	24.548	24.900
(-) Depreciação Acumulada		(11.256)	(12.798)
		13.292	**12.102**
		4.687.100	**4.674.567**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	30.09.2003	30.06.2003
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.687.100**	**4.674.567**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	704	14.471
UHE Salto Santiago (obra de adição)	659	659
UHE Itá (custos retardatários)	6.084	5.720
UHE Cana Brava	3.547	17.267
Outros	956	641
	11.950	**38.758**
Geração Térmica		
UTE Jacuí	82.828	82.163
UTE Jorge Lacerda (obra de adição)	14.651	13.009
UTE William Arjona (custos retardatários)	1.080	5.578
UTE Charqueadas (obra de adição)	488	1.061
UTE Lages	43.526	29.598
Outros	3.424	3.094
	145.997	**134.503**
Outros	**2.055**	**2.342**
	160.002	**175.603**
Imobilizações líquidas	**4.847.102**	**4.850.170**
Obrigações Especiais	**(56.689)**	**(56.689)**
	4.790.413	**4.793.481**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	30.09.2003			30.06.2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	92.637	598.714	691.351	82.995	593.367	676.362
Instituições financeiras	81.297	576.122	657.419	70.142	574.800	644.942
	173.934	**1.174.836**	**1.348.770**	**153.137**	**1.168.167**	**1.321.304**
Moeda Nacional						
ELETROBRÁS	58.633	329.802	388.435	57.191	345.012	402.203
Instituições financeiras	48.842	409.716	458.558	46.372	381.672	428.044
	107.475	**739.518**	**846.993**	**103.563**	**726.684**	**830.247**
	281.409	**1.914.354**	**2.195.763**	**256.700**	**1.894.851**	**2.151.551**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.03.2003	**542.559**	**2.153.906**
Pagamentos	(392.483)	-
Transferências	77.297	(77.297)
Encargos gerados no trimestre	47.202	1.432
Variações monetárias geradas no trimestre	(17.875)	(183.190)
Saldo em 30.06.2003	**256.700**	**1.894.851**
Saques	-	36.952
Pagamentos	(62.307)	-
Transferências	39.248	(39.248)
Encargos gerados no trimestre	44.399	(5.811)
Variações monetárias geradas no trimestre	3.369	27.610
Saldo em 30.09.2003	**281.409**	**1.914.354**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Set/03
R$ Milhões
256
19%
Euro
90
7%
Libra
Esterlina
1.003
74%
Dólar
Norte
Americ.


Dívida Externa em Jun/03
R$ Milhões
243
18%
Euro
88
7%
Libra
Esterlina
990
75%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Set/03
R$ Milhões
64
7%
Não
indexado
388
46%
UVRRGR
395
47%
URTJLP


Dívida Nacional em Jun/03
R$ Milhões
66
8%
Não
indexado
402
48%
UVRRGR
362
44%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.400
2.100
1.800
1.500
1.200
900
600
300
0
85
121
265
260
289
282
365
357
159
155
751
720
1.914
1.895
2004
2005
2006
2007
2008
De 2009
até 2024
Total
Set/03
Jun/03

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 2º trimestre de 2003)
Taxas flutuantes: 14,25% a 23,31%a.a. (16,00% a 27,28% a.a., no 2º trimestre de 2003)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 2º trimestre de 2003)
Taxas flutuantes: 1,77% a 9,99% a.a. (1,77% a 9,99% a.a., no 2º trimestre de 2003)

NOTA 6 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures, no valor total, atualizado até 30.09.2003, de R$ 101.050 (R$ 99.639 até 30.06.2003).

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures terá início em 01.10.2003 com vencimento final em 01.04.2013, e ocorrerá semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

As debêntures estão sendo remuneradas com base no IGP-M mais 11,20% a.a., com pagamento dos juros anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 até 1° de dezembro de 2013 e os da 2º série a partir de 1° de junho de 2002 até 1° de junho de 2013.

A remuneração passará a ser calculada pelo IGP-M mais juros de 9,4% a.a., a partir de 2 de dezembro de 2003 para a 1ª série e a partir de 2 de junho de 2004 para a 2ª série.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004 com vencimento final em 1° de dezembro de 2013 e da 2ª série a partir de 1° de junho de 2004 com vencimento final em 1° de junho de 2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 7 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1°	-	1	1
2° ao 6°	-	-	-
7° ao 25°	30.08.2004	680	12.920
26° ao 35°	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo exigível a longo prazo, que corresponde a R$ 125.527, em 30.09.2003 (R$ 119.191, em 30.06.2003).

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos
Acionistas e Administradores da
Tractebel Energia S.A.
Florianópolis - SC

1. Efetuamos uma revisão especial das informações trimestrais - ITR da Tractebel Energia S.A. e controladas (controladora e consolidado) referentes ao trimestre e período de nove meses findos em 30 de setembro de 2003, elaboradas sob a responsabilidade de sua Administração, de acordo com as práticas contábeis adotadas no Brasil, compreendendo os balanços patrimoniais, as respectivas demonstrações do resultado e os relatórios de desempenho.

2. Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Ibracon - Instituto dos Auditores Independentes do Brasil, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: (a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da sociedade e de suas controladas, quanto aos critérios adotados na elaboração das informações trimestrais; e (b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e nas operações da sociedade e de suas controladas.

3. Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas informações trimestrais referidas no parágrafo 1 para que estas estejam de acordo com as práticas contábeis adotadas no Brasil, aplicadas de forma condizente com as normas expedidas pela Comissão de Valores Mobiliários, especificamente aplicáveis à divulgação das informações trimestrais obrigatórias.

4. Conforme descrito na nota explicativa nº. 9.e às demonstrações financeiras, a Companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaboradas internamente, avaliou que alguns ativos não serão recuperados pelas suas operações futuras. A Administração da Companhia entende que esses ativos, em conjunto com os demais ativos operacionais, produzirão fluxo de caixa futuro positivo.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Tractebel Energia S.A.

5. Anteriormente, revisamos os balanços patrimoniais (controladora e consolidado) levantados em 30 de junho de 2003, e emitimos relatório de revisão especial, datado de 30 de julho de 2003, com ênfases (1) sobre os valores a receber de R$142.949 mil relativos a transações de venda e compra de energia no MAE que encontravam-se sub judice em decorrência de ações judiciais impetradas por agentes integrantes do MAE relativas a interpretações das regras do mercado em vigor, e que estavam sujeitos a modificações dependendo das decisões finais dos referidos processos judiciais e, em última instância, dependiam da capacidade financeira das empresas do setor em honrar seus compromissos, e (2) sobre o assunto mencionado no parágrafo 4 acima. As demonstrações dos resultados (controladora e consolidado) referentes ao trimestre e período de nove meses findos em 30 de setembro de 2002 foram revisadas por nós, sobre as quais emitimos relatório de revisão especial, datado de 14 de novembro de 2002, com ressalva de limitação de escopo pela impossibilidade de se concluir naquele momento quanto à adequação dos valores a receber e a pagar nos montantes de R$879.704 mil e 154.627 mil, respectivamente, relativos às transações de venda e compra de energia realizadas no âmbito do MAE e ênfase sobre o assunto mencionado no parágrafo 4 acima.

Florianópolis, 13 de novembro de 2003

DELOITTE TOUCHE TOHMATSU
Auditores Independentes
CRC-SP 011609/O-S-SC

Celso de Almeida Moraes
Contador
CRC-SP 124669/O-S-SC

A via original deste relatório foi entregue à sociedade, acompanhada das folhas das ITR, revisadas por nós, e rubricadas tão-somente para fins de identificação.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE